AEM SPA

06018626

FILE NO. 82-4911

N.
(da citare nella risposta)

AFG/SLS/SES/329/2006/MAN/as

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY COURIER

November 14, 2006

Attention: Special Counsel, Office of International Corporate Finance

SUPPL

Dear Sir or Madam,

Please find enclosed a copy, translated in English, of the Press releases issued today.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

THOMSON FINANCIAL

Very truly yours,

Maria Angela Nardone
Company Secretary

PROCESSED
NOV 24 2006
THOMSON FINANCIAL

11/20

Encl.

FILE NO. 82-4911

AEM SPA

PROCESSING ... 2006 ... THOMSON FINANCIAL

PRESS RELEASE

ECONOMIC RESULTS AS OF SEPTEMBER 30th 2006 APPROVED, REVENUES EXCEED 5 BILLION EURO

Revenues totalled Euro 5.1 billion (1.4 billion at September 30th, 2005)

Gross Operating Income: Euro 1,097 million (+215% compared to September 30th, 2005) For the same consolidation area, the Gross Operating Income has grown by 26%

Net Group Income totalled Euro 228 million (+37% compared to September 30th, 2005)

A decrease in Net Consolidated Debt of Euro 260 million as compared with December 31st, 2005, without considering the effects of the sales of the companies being divested

The Debt/Equity ratio improved from 1.55 at December 31st, 2005 to 1.35

***

Milan, 14 November 2006 – At it's meeting today the Board of Directors of AEM S.p.A., chaired by Giuliano Zuccoli, examined and approved the quarterly report of the AEM Group as of the 30th of September 2006.

Economic and financial Results

In the first nine months of the year the AEM Group showed a significant improvement in its results, thanks, in part, to the consolidation of 50% of the TDE/Edison (Delmi) Group and to the full consolidation of the Ecodeco Group that took place in the second quarter of the year.

Revenues show strong growth compared to the first nine months of 2005, reaching Euro 5,108 million. Net of the Delmi and Ecodeco contributions, revenues totalled Euro 1,656 million, 17.4% higher than those of the same period in 2005.

Also the **Gross Operating Income** grew significantly reaching Euro 1,097 million (Euro 348 million in the first nine months of 2005), while the **Net Operating Income** totalled Euro 623 million. For the same consolidation perimeter, excluding the contributions of the Delmi Group and the Ecodeco Group, Gross Operating Income was Euro 438 million, showing an increase of 25.9%, generated exclusively in the non-regulated sectors.

The **Net Income** of the Group has grown by 37%, reaching Euro 228 million.
The **Net Financial Debt** of the Group fell by Euro 260 million, from Euro 5,716 million at December 31st, 2005 to Euro 5,456 million at September 30th 2006.

Main consolidated economic and financial results (millions of Euros):

€ Million	9 months 2006	9 months 2005	Change
Revenues	5,108	1,410	3,698
Gross operating income	1,097	348	749
Net operating income	623	210	413
Net income of the Group	228	167	61
Net financial debt	(5,456)	(5,716)*	260

* at December 31st, 2005

Revenues and volumes

AEM Group **revenues** increased by Euro 3,698 million, of which 3,364 million attributable to the consolidation of the Delmi Group and Euro 88 million attributable to the Ecodeco Group.

For the same consolidation perimeter, revenues totalled Euro 1,656 million, an increase of Euro 246 million compared to the first nine months of 2005. The following factors contributed to revenue growth: the increase in average sale prices for energy products, due to the increase in international prices of commodities; the careful management of AEM's generation plants, which allowed us to seize the many opportunities offered by the Energy Exchange markets; increased electricity sales, thanks to higher production availability compared to the first nine months of 2005, and the increase in value of the surpluses of the green certificates and emission rights.

Electricity **production** by AEM plants, including 20% of Edipower's production, grew by around 25%, increasing from the 6,028 GWh of the first nine months of 2005 to 7,554 GWh in the first nine months of 2006. The increase is mainly linked to the start up of the new combined cycle units at the AEM Power Plant in Cassano d'Adda (380 MW) and at the Edipower plant in Piacenza (840 MW), as well as the full availability, with respect to 2005, of the Edipower plant in Brindisi. Hydroelectric production contributed 1,258 GWh, up by 16.7% compared to 2005, while production from co-generation totalled 61 GWh.

Volumes of **gas distributed**, excluding the quantities distributed by Edison, were in line with those of the same period last year despite the loss of the concession to distribute gas in the municipality of Cinisello Balsamo from 14th February 2006, reaching 799 million cubic metres. Group retail and wholesale gas sales, through its subsidiaries AEM Trading and AEM Energy, totalling 691 million cubic metres, have increased slightly from the volumes sold in the same period last year.
The creation of new connections to the district heating network led to a 13% increase in **heat sales** compared to the same period last year, totalling 289 thermal GWh. Finally, there was also an increase in the **amount of electricity distributed**, which went from 5,600 GWh in the first nine months of 2005 to 5,721 GWh in the same period of 2006 (+2.2%).

Gross Operating Income

In the first nine months of 2006, gross operating income was Euro 1,097 million, an increase of 215% over the same period in 2005. The increase can be attributed mainly to the consolidation of the Delmi Group, which contributed Euro 630 million, and to a lesser extent to the consolidation of the Ecodeco Group for Euro 29 million. For the same consolidation perimeter, gross operating income totalled Euro 438 million, 90 million Euro higher than in the first nine months of 2005 (+ 26%).

The different business sectors of the Group contributed to these results as follows:

in Millions of Euro	9 months 2006				9 months 2005
	AEM	EDISON	ECODECO	TOTAL	AEM
Electric power	324	465		789	205
Gas and Heating	13	174		187	37
Regulated markets and networks	119	12		131	124
"Waste & Power"			29	29	
Services	(18)	(23)		(41)	(17)
Other activities and adjustments		2		2	(1)
TOTAL	**438**	**630**	**29**	**1097**	**348**

The growth in gross operating income, for the same consolidation perimeters, is due to the excellent performance of the **electricity sector**, which recorded an increase of Euro 119 million. The excellent results achieved in this sector are to be attributed primarily to the higher sales margins for electricity, the greater volumes sold, the increase in value of the surplus of green certificates and emission rights, only partially offset by the presence of non-recurring items in the first nine months of 2005.

The transfer of the "Area Nazionale" business unit, involving heat management and *facility management* handled by subsidiary AEM Calore & Servizi, for which a capital gain of 6.6 million Euro and a gross operating margin of 2.2 million Euro were recorded in the first half of 2005, the regulatory pressure on the margins for gas linked to the higher gas withdrawal costs related to the "gas emergency", together with the presence of non-recurrent revenues in the first nine months of 2005 decreased the contribution made by the **gas and heat** sector, despite the increase in sales of district heating and of gas that made a positive contribution to the results for the period.

The gross operating income of the **regulated markets and networks sector** showed a slight fall with respect to the same period last year, principally due to the lower margins recorded in the gas distribution sector attributable to the lower average unit revenues for the period and to the presence, in 2005, of non-recurrent revenues.

Net Operating Income

The net operating income for the first nine months of 2006 totalled Euro 623 million, a 413 million Euro increase over the same period in 2005.

Financials
Net financial expenditure amounts to Euro 154 million while for the same period last year the result was a profit of Euro 10 million. The difference is primarily due to the consolidation of the Delmi Group, to an increase in finance charges resulting from the increase in overall debt contracted to acquire a the joint control in Transalpina di Energia S.r.l. and to the presence, in 2005, of a capital gain in the amount of Euro 50 million obtained through the sale of shares in Fastweb S.p.A.

Net Income of the Group

The taxes due for the period are 98 million Euro which, in this period, will be subject to a tax benefit related to the readjustment from the fiscal value to the greater statutory value of a significant quota of the Delmi Group power plants pursuant to Law No. 266 of December 23rd, 2005. During the first nine months of 2005 taxes totalled Euro 57 million.

The consolidated net income for the Group in this period is therefore Euro 228 million (167 million compared to September 30th, 2005).

Net employed capital and net financial position

The financial position as of 30 September 2006 includes the full consolidation of the Ecodeco Group, previously consolidated according to the net equity method, because of the *call* option held by AEM S.p.A. for the remaining 70% of the share capital of that company. The financial position also includes the proportional consolidation of 50% of the Delmi Group (TDE/Edison) already present at December 31st, 2005.

At September 30th, 2006 the consolidated net employed capital totalled Euro 9,484 million, made up of net equity of 4,028 million Euro (2,224 million of which third-party shareholdings) and net financial debt of 5,456 million Euro (5,716 million at 31 December 2005).

The increase in **net employed capital** since the end of the previous year was Euro 95 million.

The net financial position of the group has increased by Euro 260 million, compared with that of the previous year.

Without taking into consideration expenditures for the acquisition of the joint control in Transalpina di Energia and the consolidation of the Delmi Group (TDE/Edison) the net financial position of the Group would have increased by 142 million Euro compared with the financial position at December 31st, 2005, with the exclusion of the Delmi Group. The consolidation of the Ecodeco Group led to an increase in the net indebtedness of Euro 2 million.

Taking into consideration the full consolidation of the Ecodeco Group, the *cash flow* generated in the current year has been Euro 591 million, while investment activities have absorbed resources equal to Euro 443 million, and changes in net equity have generated Euro 112 million.
Due to the above-mentioned sequence of events, the net debt is reduced by Euro 260 million .

Expected evolution of the year

Thanks to the proportional consolidation of the Delmi Group (TDE/Edison) for all of 2006 (as opposed to only the fourth quarter in 2005), together with the start-up of new AEM, Edipower and Edison power plants, the results for 2006 will be better than those of the previous year.
The final results will also benefit from the positive effects deriving from the sale of AEM Trasmissione S.p.A. and Edison Rete S.p.A., should the Antitrust Commission give its consent before the end of the year.

Enclosures:

Profit and Loss Account

3rd quarter 2006	*3rd quarter. 2005*	*€ Million*	*01.01.2006 30.09.2006*	*% revenues*	*01.01.2005 30.09.2005*	*% revenues*	*Change*
1,573	**385**	**Total Revenues**	**5,108**	***100.0%***	**1,410**	***100.0%***	**3,698**
		where:					
1,540	*385*	*- Revenues from sales*	*5,004*		*1,403*		*3,601*
33	*-*	*- Other Revenues*	*104*		*7*		*97*
(1,165)	(277)	Operating costs	(3,814)	*-74.7%*	(953)	*-67.6%*	(2,861)
(61)	(35)	Labour costs	(197)	*-3.9%*	(109)	*-7.7%*	(88)
347	**73**	**Gross Operating Income (EBITDA)**	**1,097**	***21.5%***	**348**	***24.7%***	**749**
(136)	(35)	Depreciation & Amortization	(399)	*-7.8%*	(102)	*-7.2%*	(297)
(9)	(4)	Provisions	(75)	*-1.5%*	(36)	*-2.6%*	(39)
202	**34**	**Operating Income (EBIT)**	**623**	***12.2%***	**210**	***14.9%***	**413**
(41)	(10)	Financial income/charges	(154)	*-3.0%*	10	*0.7%*	(164)
-	1	Affiliates	1	*0.0%*	1	*0.1%*	-
1	-	Extraordinary items	(1)	*0.0%*	(1)	*-0.1%*	-
162	**25**	**Income before taxes**	**469**	***9.2%***	**220**	***15.6%***	**249**
(102)	(5)	Taxes	(98)	*-1.9%*	(57)	*-4.0%*	(41)
60	**20**	**Net Income**	**371**	***7.3%***	**163**	***11.6%***	**208**
4	1	Minorities	4	*0.1%*	5	*0.4%*	(1)
(29)	-	Third party income	(147)	*-2.9%*	(1)	*-0.1%*	(146)
35	**21**	**Net Income of the Group**	**228**	***4.5%***	**167**	***11.8%***	**61**

Statement of Assets and Liabilities

€ Million	31.12.2006	30.06.2006	31.12.2005 Restated IFRIC 4	Change 30.09.2006 31.12.2005
Employed capital				
Net fixed capital	8,996	9,273	9,230	(234)
Working capital	95	96	175	(80)
Assets/liabilities on sales	393	**116**	-	393
Total employed capital	**9,484**	**9,485**	**9,405**	**79**
Source of funding				
Shareholder's equity	**4,028**	**3,952**	**3,689**	**339**
Total financial position beyond the next financial year	4,117	4,718	4,971	(854)
Total financial position within the next financial year.	1,339	815	745	594
Total net financial position	**5,456**	**5,533**	**5,716**	**(260)**
Total coverage sources	**9,484**	**9,485**	**9,405**	**79**

Cash-flow Statement

€ Million	01.01.2006 30.09.2006	01.01.2005 30.09.2005 Restated IFRIC4
OPENING NET FINANCIAL POSITION	**(5,716)**	**(1,982)**
Net income for the period	228	167
Depretiation and Amortization	399	111
Changes in assets and liabilities	(36)	733
Cash flow generated by current operations	**591**	**1,011**
Net capital expediture on tangible, intangible and financial assets	**(443)**	**(6,502)**
Changes in minority interests	183	2,074
Change in shareholders' equity	36	121
Net income distributed	(107)	(95)
Cash-flow absorbed by changes in shareholders' equity	**112**	**2,100**
CLOSING NET FINANCIAL POSITION	**(5,456)**	**(5,373)**

* * *

For further information:

Ufficio Stampa AEM S.p.A.
tel. 027720.3093
ufficiostampa@aem.it
www.aem.it

Investor Relations
tel. 027720.3879
ir@aem.it
www.aem.it

FILE NO. 82-

AEM SPA

PRESS RELEASE

AEM S.P.A. COMPANY CALENDAR EVENTS FOR 2007

Milan, 14 November 2006 - Herewith please find the calendar for the principal company events in 2007 for Aem S.p.A.:

- *19 March 2007*

  Board of Directors meeting for the approval of the draft financial statements for Aem S.p.A. and the consolidated financial statements for the Aem Group as at 31 December 2006.

- *26 April 2007, 11.00 a.m., (1st call) – 3 May 2007, 11.00 a.m., (2nd call)*

  Shareholders' meeting for the approval of the financial statements as at 31 December 2006.

- *15 May 2007*

  Board of Directors meeting for the approval of the 1st quarter operating results as at 31 March 2007.

- *12 September 2007*

  Board of Directors meeting for the approval of the 1st semester operating results as at 30 June 2007.

- *29 October 2007, 11.00 a.m., (1st call) – 5 November 2007, 11.00 a.m., (2nd call)*

  Shareholders' meeting in order to inform and notify shareholders on the current financial progress and future of the company in terms of the second paragraph of Article 12 of the Articles of Association.

- *14 November 2007*

  Board of Directors meeting for the approval of the 3rd quarter operating results as at 30 September 2007.

The draft and consolidated financial statements for 2006 and the 1st semester operating results for 2007 will be made available within the limits prescribed in the second paragraph of Article 82 of the Issuers Regulations; as a consequence Aem S.p.A. will be exonerated from the need to publicise the 4th quarter 2006 and the second quarter 2007 operating results.

For more information:
Investor Relations
Tel. 027720.3879
ir@aem.it
www.aem.it